Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
June 11, 2025
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following is a response to the supplemental comment that we received from you by telephone on June 9, 2025 regarding Post-Effective Amendment No. 430 to the Registration Statement on Form N-1A with respect to the Direxion Daily Quantum Computing Bull 2X Shares, Direxion Daily Quantum Computing Bear 2X Shares and Direxion Daily Quantum Computing Bear 1X Shares, (each, a “Fund” and together, the “Quantum Computing Funds”), each a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 14, 2025.The Staff’s comment and the Trust’s response are set forth below.
Quantum Computing Funds
1) Registrant noted in its response dated June 4, 2025 that it determined to change the name of each Quantum Computing Fund to replace the term “Computing” with “Technology” in order to comply with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “Names Rule”) and that it had revised the disclosure to clarify how the ARTIS classification and scoring system determines that a nexus exists between a given security and the investment focus of the Fund (i.e., quantum technology). The Staff continues to believe that each Quantum Computing Fund’s name does not comply with the Names Rule. Please revise the name of the Quantum Computing Funds or the 80% test to require each Fund to invest at least 80% of its net assets in the type of securities suggested by each Fund’s name.
Registrant determined to revise the name of each Quantum Computing Fund as follows: Direxion Daily Next Gen Bull 2X ETF, Direxion Daily Next Gen Bear 2X ETF and Direxion Daily Next Gen Bear 1X ETF.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC